Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Six Months Ended June 30,	Years Ended December 31
	2010	2009	2008	2007	2006	2005
Fixed charges
Interest expense	$51.8	$95.2	$85.1	$76.3	$77.2	$64.7
Interest capitalized during the period	4.4	7.5	9.0	9.1	9.9	15.0
Amortization of debt issuance expenses	1.3	3.3	4.1	3.8	3.8	3.4
Portion of rental expense representative of interest	18.4	36.8	49.5	54.9	55.7	59.7

Total Fixed Charges	75.9	142.8	147.7	144.1	146.6	142.8

Earnings
Income (loss) from continuing operations before income taxes	69.4	215.0	(88.2)	13.2	(229.7)	(191.1)
Add (deduct) the following: Share of loss (income) of associated companies	—	—	—	—	4.5	(7.2)
Amortization of capitalized interest	4.6	11.6	16.1	14.5	13.7	12.9

Subtotal	74.0	226.6	(72.1)	27.7	(211.5)	(185.4)

Fixed charges per above	75.9	142.8	147.7	144.1	146.6	142.8
Less interest capitalized during the period	(4.4)	(7.5)	(9.0)	(9.1)	(9.9)	(15.0)

Total earnings (loss)	$145.5	$361.9	$66.6	$162.7	$(74.8)	$(57.6)

Ratio of earnings to fixed charges	1.92	2.53	*	1.13	*	*

*	Earnings for the years ended December 31, 2008, 2006 and 2005 were inadequate to cover fixed charges by $81.1 million, $221.4 million and $200.4 million, respectively.